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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                                 SEC FILE NUMBER
                                     0-23634

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X|Form 10-Q
             |_| Form N-SAR

             For Period Ended:   March 31, 2000
             [ ]     Transition Report on Form 10-K
             [ ]     Transition Report on Form 20-F
             [ ]     Transition Report on Form 11-K
             [ ]     Transition Report on Form 10-Q
             [ ]     Transition Report on Form N-SAR

             For the Transition Period Ended:
                                              -------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

KFx Inc.
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Full Name of Registrant

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Former Name if Applicable

1999 Broadway, Suite 3200
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Address of Principal Executive Office (Street and Number)

Denver, Colorado USA 80202
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X|     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|     (b)   The subject annual report, semi-annual report, transition
              report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|     (c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete the information for the timely presentation of its Quarterly Report on Form 10-Q for the three month period ended March 31, 2000 due to delays in finalizing the related interim financial information, caused by the need to devote resources to completing certain recent transactions.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                         Seth L. Patterson                                 (303)                      297-4982
          --------------------------------------------------  --------------------------------  -------------------
                               (Name)                                   (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is no, identify report(s).             |X| Yes |_| No

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(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                              |X| Yes |_| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                    KFx Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 16, 2000                    By   /s/ Seth L. Patterson
     --------------------------            ---------------------------------
                                           Seth L. Patterson, Executive Vice
                                           President and Chief Financial Officer


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    The Registrant expects significant changes in its results of operations for the quarter ended March 31, 2000 compared to the quarter ended March 31, 1999. Anticipated condensed financial information for these periods is contained in the table below. The changes from 2000 to 1999 reflect (a) a $234,000 increased net loss for Pegasus, despite an increase in Pegasus revenues of $88,506, due to continued costs associated with ramping up this operation, including $98,439 in increased research and development expenses,
    (b) a $132,000 decreased net loss for K-Fuel resulting primarily from a lack of contract revenue in 2000, compared to $179,025 of such revenues in 1999, offset by a $268,378 reduction in losses from K-Fuel related unconsolidated subsidiaries, (c) a $1,000,000 contingent sale to Kennecott Energy of common stock of Pegasus held by KFx, included in investing activities in the table below, and (d) a $500,000 investment by Kennecott Energy in preferred stock of Pegasus, included in financing activities in the table below. In addition, in the first quarter of 2000, $1,500,000 of Debentures were converted into 410,954 shares of common stock.

                                                              Three Months          Three Months
                                                                 Ended                  Ended
                                                                3/31/00                3/31/99
                                                              ------------          ------------
SUMMARY OF OPERATIONS
Operating revenues                                            $   465,638             $   556,157
Operating loss                                                $(2,128,615)            $(1,734,109)
Net loss                                                      $(2,322,756)            $(2,246,124)
Basic and diluted loss per share                              $      (.09)            $      (.09)

SUMMARY OF CASH FLOWS
Cash used in operating activities                             $(1,515,325)            $(1,438,029)
Cash provided by (used in) investing activities               $   922,543             $  (105,086)
Cash provided by (used in) financing activities               $   336,525             $  (209,207)



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